SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )

Satsuma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

September 17, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Osage University Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 935,058 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 935,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,058 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All of such shares are Common Stock and held of record by OUPIII (as defined in Item 2(a) below). OUGPIII (as defined in Item 2(a) below) is the general partner of OUPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the Managing Members (as defined in Item 2(a) below) may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 17,375,664 shares of Common Stock outstanding as of November 8, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 12, 2019 (the “Form 10-Q”).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Osage University GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 935,058 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 935,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,058 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All of such shares are Common Stock and held of record by OUPIII. OUGPIII is the general partner of OUPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the Managing Members may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 17,375,664 shares of Common Stock outstanding as of November 8, 2019, as reported on the Form 10-Q.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 935,058 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 935,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,058 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All of such shares are Common Stock and held of record by OUPIII. OUGPIII is the general partner of OUPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the Managing Members may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 17,375,664 shares of Common Stock outstanding as of November 8, 2019, as reported on the Form 10-Q.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc A. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 935,058 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 935,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,058 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All of such shares are Common Stock and held of record by OUPIII. OUGPIII is the general partner of OUPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the Managing Members may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 17,375,664 shares of Common Stock outstanding as of November 8, 2019, as reported on the Form 10-Q.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William T. Harrington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 935,058 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 935,058 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,058 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All of such shares are Common Stock and held of record by OUPIII. OUGPIII is the general partner of OUPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the Managing Members may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 17,375,664 shares of Common Stock outstanding as of November 8, 2019, as reported on the Form 10-Q.

Schedule 13G

Item 1(a).	Name of Issuer:

Satsuma Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Oyster Point Boulevard, Suite 221

South San Francisco, California 94080

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is being filed by Osage University Partners III, LP (“OUPIII”), Osage University GP III, LLC (“OUGPIII” and together with OUPIII, the “Reporting Entities”), Robert S. Adelson (“Adelson”), Marc A. Singer (“Singer”) and William T. Harrington (“Harrington” and, together with Adelson and Singer, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals collectively are referred to as the “Reporting Persons”. The Reporting Individuals are the managing members of OUGPIII (collectively, the “Managing Members”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is Osage University Partners, 50 Monument Road, Suite 201, Bala Cynwyd, PA 19004.

Item 2(c).	Citizenship:

OUPIII is a limited partnership organized under the laws of the State of Delaware.

OUGPIII is a limited liability company organized under the laws of the State of Delaware.

Each Reporting Individual is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

80405P107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See line 9 of cover sheets.

OUPIII is the record owner of 935,058 shares of Common Stock (the “Shares”). As the sole general partner of OUPIII, OUGPIII may be deemed to own beneficially the Shares. As the managing members of OUGPIII, each of the Managing Members also may be deemed to own beneficially the Shares.

(b) Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 17,375,664 shares of Common Stock outstanding as of November 8, 2019, as reported on the Form 10-Q.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of OUPIII and the limited liability company agreement of OUGPIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement Regarding Joint Filing of Schedule 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2019

OSAGE UNIVERSITY PARTNERS III, LP

By:	OSAGE UNIVERSITY GP III, LLC
Its General Partner

	By:	/s/ Robert S. Adelson
Robert S. Adelson, Managing Member

OSAGE UNIVERSITY GP III, LLC

By:	/s/ Robert S. Adelson
Robert S. Adelson, Managing Member

/s/ William T. Harrington
William T. Harrington

/s/ Marc. A. Singer
Marc A. Singer

/s/ Robert S. Adelson
Robert S. Adelson